The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 18, 2006

Pricing Supplement No. 2006-MTNDD004 Dated                  , 2006

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

Rule 424(b)(3)                                                     File Nos. 333-132370 & 333-132370-01

Citigroup Funding Inc.

Medium-Term Notes, Series D

Principal-Protected Equity Linked Notes

Based Upon the MSCI EAFE Index®

Due                     , 2009

$10.00 per Note

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•	We will not make any payments on the notes prior to maturity.

•	The notes will mature on , 2009. You will receive at maturity for each note you hold an amount in cash equal to $10 plus an index return amount, which may be positive or zero.

•	The index return amount will be based on the percentage change of the MSCI EAFE Index® during the term of the notes. The index return amount will equal the product of (a) $10, (b) the percentage increase in the MSCI EAFE Index and (c) the participation rate that is expected to be between approximately 80% and 85% (to be determined on the date the notes are priced for initial sale to the public), provided that the index return amount will not be less than zero.

•	We will apply to list the notes on the American Stock Exchange under the symbol “PPI.”

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-6.

“MSCI EAFE Index®,” “Morgan Stanley Capital International” and “the MSCI Indexes” are service marks of Morgan Stanley Capital International, Inc. (MSCI) and have been licensed for use by Citigroup Global Markets, Inc., Citigroup Funding Inc.’s affiliate. The notes have not been passed on by MSCI as to their legality or suitability. The notes are not issued, endorsed, sold or promoted by MSCI and MSCI makes no warranties and bears no liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Total
Public Offering Price		$10.00	$
Agent’s Discount	$		$
Proceeds to Citigroup Funding Inc.	$		$

The agent expects to deliver the notes to purchasers on or about                     , 2006.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

                                , 2006

SUMMARY INFORMATION — Q&A

What Are the Notes?

The notes pay an amount at maturity that will depend on the amount by which the ending value, the closing value of the MSCI EAFE Index on the third index business day before maturity, exceeds the starting value, the closing value of the MSCI EAFE Index on the day on which the notes are priced for initial sale to the public, which we refer to as the pricing date, expressed as a percentage. If the ending value is less than or equal to the starting value, the payment you receive at maturity for each note you hold will equal $10, the amount of your original investment in the note. If the ending value is greater than the starting value, the payment you receive at maturity will be greater than the amount of your original investment in the notes. In such case, the appreciation on an investment in the notes will be between approximately 80% and 85% (to be determined on the pricing date) of the return on an investment directly linked to the MSCI EAFE Index because of the participation rate that is expected to be between 80% and 85% (to be determined on the pricing date).

The notes mature on                     , 2009 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in this pricing supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal Protected” means that your principal investment in the notes is not at risk at the maturity of the notes in the event of a decline in the MSCI EAFE Index. Thus, you will not receive less than $10 per $10 principal amount of the notes if you hold the notes to maturity.

Will I Receive Interest or Dividend Payments on the Notes?

We will not make any periodic payments of interest on the notes or any other payments on the notes until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the MSCI EAFE Index.

What Will I Receive at Maturity of the Notes?

The notes will mature on                     , 2009. At maturity, you will receive for each note you hold an amount in cash equal to the sum of $10 and an index return amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the ending value of the MSCI EAFE Index on the valuation date, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the notes.

How Will the Index Return Amount Be Calculated?

The index return amount will be based on the amount by which the ending value exceeds the starting value, expressed as a percentage, and on the participation rate. The participation rate will equal approximately 80% to 85% (to be determined on the pricing date). The index return amount will equal the product of (a) $10 and (b) the index return (defined below) and (c) the participation rate, provided that the index return amount will not be less than zero. The index return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value

Starting Value

The starting value will be the closing value of the MSCI EAFE Index on the pricing date.

The ending value will be the closing value of the MSCI EAFE Index on the third index business day before the maturity date.

If no closing value of the MSCI EAFE Index is available on any index business day because of a market disruption event or otherwise, the value of the MSCI EAFE Index for that index business day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the MSCI EAFE Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the MSCI EAFE Index by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

For more specific information about the “index return amount,” the “index return,” the determination of an “index business day” and the effect of a market disruption event on the determination of the index return amount and the index return, please see “Description of the Notes — Index Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For tables setting forth hypothetical maturity payments, see “Description of the Notes — Maturity Payment — Hypothetical Examples” in this pricing supplement.

Who Publishes the MSCI EAFE Index and What Does It Measure?

Unless otherwise stated, all information on the MSCI EAFE Index provided in this pricing supplement is derived from Morgan Stanley Capital International, Inc., which we refer to as MSCI, or other publicly available sources. The MSCI EAFE Index is a benchmark that measures international equity performance. The MSCI EAFE Index was launched on December 31, 1969 at an initial value of 100. It currently comprises 21 MSCI country indices, representing the developed markets outside of North America: Europe, Australasia and the Far East. MSCI aims to include in its international indices 85% of the free float-adjusted market capitalization in each industry group, within each country. The identity and country weight of the five largest countries represented in the MSCI EAFE Index as of December 30, 2005 were as follows: Japan (25.6%), United Kingdom (24.0%), France (9.3%), Switzerland (6.9%) and Germany (6.8%). Current information regarding the market value of the MSCI EAFE Index is published daily by MSCI and through multiple vendors and in real time every 60 seconds through Reuters and Bloomberg. The performance of the MSCI EAFE Index is a free float weighted average of the U.S. dollar values of all of the equity securities constituting the MSCI indexes for the 21 selected countries. Each MSCI EAFE component country index is a sampling of equity securities across industry groups in such country’s equity markets. Prices used to calculate the MSCI EAFE component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 5 p.m. Central Europe Time. In order to maintain the representativeness of the MSCI EAFE Index, structural changes to the MSCI EAFE Index as a whole may be made by adding or deleting MSCI EAFE component country indices and the related MSCI EAFE component securities. Currently, such changes in the MSCI EAFE Index may only be made on four dates throughout the year: after the last scheduled MSCI EAFE Index close of each February, May, August and November.

Please note that an investment in the notes does not entitle you to any ownership or other interest in the stocks of the companies included in the MSCI EAFE Index.

How has the MSCI EAFE Index Performed Historically?

We have provided a table showing the closing values of the MSCI EAFE Index on the last index business day of each month from January 2001 to March 2006 and a graph showing the values of the MSCI EAFE Index from January 1980 through January 2006. You can find the table and the graph in the section “Description of the MSCI EAFE Index — Historical Data on the MSCI EAFE Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the MSCI EAFE Index in recent years. However, past performance is not necessarily indicative of how the MSCI EAFE Index will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the MSCI EAFE Index Is Not an Indication of the Future Performance of the MSCI EAFE Index” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. Holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be     % per year. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. Holder’s gross income (as ordinary income) over the term of the notes, although holders will receive no payments on the notes prior to maturity. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

We have applied to list the notes on the American Stock Exchange under the symbol “PPI.” You should be aware that the listing of the notes on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the notes.

Can You Tell Me More about Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the MSCI EAFE Index or in other instruments, such as options, swaps or futures, based upon the MSCI EAFE Index or the stocks underlying the MSCI EAFE Index. This hedging activity could affect the value of the MSCI EAFE Index and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the notes. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the notes, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the notes.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the closing value of the MSCI EAFE Index on the third index business day before the maturity date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the MSCI EAFE Index and other events that are difficult to predict and beyond our control.

The Appreciation of Your Investment Will Be Limited to the Participation Rate and May Be Zero

The amount of the maturity payment will depend on the ending value, the closing value of the MSCI EAFE Index on the third index business day before the maturity date. If the ending value is greater than the starting value, your participation in the appreciation of the MSCI EAFE Index will be limited to the participation rate or between approximately 80% and 85% of the index return (to be determined on the pricing date). In addition, if the ending value is equal to or less than the starting value, the payment you receive at maturity will be limited to the amount of your initial investment in the notes, even if the closing value of the MSCI EAFE Index is greater than the starting value at one or more times during the term of the notes or if the closing value of the MSCI EAFE Index at maturity exceeds the starting value. Because of the possibility of limited or zero appreciation of your initial investment, the notes may provide less opportunity for appreciation than an investment in a similar security that would permit you to participate fully in the appreciation of the MSCI EAFE Index or an investment in some or all of the stocks underlying the MSCI EAFE Index.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the index return is less than approximately                     %, (an increase of approximately                     % from the starting value of the MSCI EAFE Index), the yield on the notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the MSCI EAFE Index.

The Historical Performance of the MSCI EAFE Index Is Not an Indication of the Future Performance of the MSCI EAFE Index

The historical performance of the MSCI EAFE Index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the MSCI EAFE Index during the term of the notes. Changes in the value of the MSCI EAFE Index will affect the trading price of the notes, but it is impossible to predict whether the value of the MSCI EAFE Index will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Underlying the MSCI EAFE Index

Your return on the notes will not reflect the return you would realize if you actually owned the stocks underlying the MSCI EAFE Index because MSCI calculates the MSCI EAFE Index by reference to the prices of the stocks underlying the MSCI EAFE Index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks underlying the MSCI EAFE Index even if the ending value of the MSCI EAFE Index is greater than its starting value.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the MSCI EAFE Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the MSCI EAFE Index.    We expect that the market value of the notes will depend substantially on the relationship between the closing value of the MSCI EAFE Index on the pricing date and the future value of the MSCI EAFE Index. However, changes in the value of the MSCI EAFE Index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the MSCI EAFE Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the MSCI EAFE Index will continue to fluctuate between that time and the time when the ending value of the MSCI EAFE Index is determined. If you choose to sell your notes when the value of the MSCI EAFE Index is below the value of the index on the pricing date, you may receive less than the amount you originally invested.

Trading prices of the underlying stocks of the MSCI EAFE Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or of a particular underlying stock. Citigroup Funding’s hedging activities in the underlying stocks of the MSCI EAFE Index, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the underlying stocks of the MSCI EAFE Index.

Volatility of the MSCI EAFE Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the MSCI EAFE Index changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Comprising the MSCI EAFE Index.    General economic conditions and earnings results of the companies whose common stocks comprise the MSCI EAFE Index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the MSCI EAFE Index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the MSCI EAFE Index the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the MSCI EAFE Index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the MSCI EAFE Index or in the other instruments, such as options, swaps or futures, based upon the MSCI EAFE Index or the stocks underlying the MSCI EAFE Index. This hedging activity could affect the value of the MSCI EAFE Index and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of the MSCI EAFE Index.

Foreign Jurisdictions

All of the underlying stocks that constitute the MSCI EAFE Index are listed on foreign stock exchanges. You should be aware that investments in securities, such as the notes, that are indexed to the value of foreign equity securities involve certain risks, any of which can affect the value of these securities and the value of the MSCI EAFE Index and the notes.

The foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets; cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets; there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, certain of the exchanges on which the underlying stocks are traded may have adopted certain measures intended to limit short-term price fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. You should also be aware that certain of the exchanges in the underlying jurisdictions might suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the MSCI EAFE Index may be limited by price limitations on, or suspensions of trading of, individual underlying stocks, which may, in turn, adversely affect the value of the notes or result in the occurrence of a market disruption event.

Prices of the underlying stocks are subject to political, economic, financial, exchange rate and social factors that apply in each issuer’s country as well as in other constituent countries in which such issuer does business (or in which its principal trading partners do business). These factors (including the possibility that recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies) could negatively affect foreign securities markets. Stock and currency market volatility and market developments in one or more countries may cause volatility or a decline in another country. Moreover, the relevant economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the MSCI EAFE Index or Derivative Instruments Related to the MSCI EAFE Index by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the MSCI EAFE Index or derivative instruments relating to the MSCI EAFE Index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the MSCI EAFE Index and therefore the market value of the notes.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding and Citigroup, is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Principal-Protected Equity Linked Notes Based Upon the MSCI EAFE Index® due 2009 supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the registered securities set forth in the accompanying prospectus supplement and prospectus.

General

The Principal-Protected Equity Linked Notes Based Upon the MSCI EAFE Index® (the “Notes”) pay an amount at maturity that will depend on the amount by which the Ending Value, the closing value of the MSCI EAFE Index on the Valuation Date, exceeds the Starting Value, the closing value of the MSCI EAFE Index on the Pricing Date, expressed as a percentage. If the Ending Value is less than or equal to the Starting Value, the payment you receive at maturity for each Note you hold will equal $10, the amount of your original investment in the Note. If the Ending value is greater than the Starting Value, the payment you receive at maturity will be greater than the amount of your original investment in the Notes. In such case, the appreciation on an investment in the Notes will be between approximately 80% and 85% (to be determined on the Pricing Date) times the return on an investment directly linked to the MSCI EAFE Index because of the Participation Rate of between approximately 80% and 85% (to be determined on the Pricing Date).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. Any payments due under the Notes are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be $             (            Notes). The Notes will mature on                     , 2009, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Notes until maturity. At maturity, in addition to your initial principal, you will receive an Index Return Amount as described below. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the MSCI EAFE Index.

Payment at Maturity

The Notes will mature on                     , 2009. At maturity, you will receive for each Note you hold, a payment equal to the sum of $10 and an Index Return Amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the Ending Value of the MSCI EAFE Index on the Valuation Date, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes.

Index Return Amount

The Index Return Amount will be based on the amount by which the Ending Value exceeds the Starting Value, expressed as a percentage, and on the Participation Rate. The Index Return Amount will equal the product of (a) $10 and, (b) the Index Return and (c) the Participation Rate, provided that the Index Return Amount will not be less than zero.

The Participation Rate will equal approximately 80% to 85% (to be determined on the Pricing Date).

The Index Return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value

Starting Value

The “Starting Value” will be the closing value of the MSCI EAFE Index on the Pricing Date.

The “Ending Value” will be the closing value of the MSCI EAFE Index on the Valuation Date.

The “Pricing Date” means the date on which the Notes are priced for initial sale to the public.

The “Valuation Date” will be the third Index Business Day before the maturity date.

If no closing value of the MSCI EAFE Index is available on any Index Business Day because of a Market Disruption Event or otherwise, the value of the MSCI EAFE Index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the MSCI EAFE Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the MSCI EAFE Index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An “Index Business Day” means a day, as determined by the calculation agent, on which the MSCI EAFE Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the MSCI EAFE Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the MSCI EAFE Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the MSCI EAFE Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the MSCI EAFE Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the MSCI EAFE Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption

Event exists at any time, if trading in a security included in the MSCI EAFE Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the MSCI EAFE Index will be based on a comparison of the portion of the value of the MSCI EAFE Index attributable to that security relative to the overall value of the MSCI EAFE Index, in each case immediately before that suspension or limitation.

Maturity Payment — Hypothetical Examples

The Index Return and, therefore, the Index Return Amount, is dependent on the Ending Value of the MSCI EAFE Index. Because the value of the MSCI EAFE Index may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the MSCI EAFE Index on the amount payable on the Notes at maturity. All of the hypothetical examples assume that the investment in the Notes is $10, that the Starting Value of the MSCI EAFE Index is 1,857.32, that the Index Return Amount cannot equal less than zero, that the Participation Rate is 82.5% and that the term of the Notes is 3.5 years. As demonstrated by the examples, if the Index Return is 0.00% or less, you will receive an amount at maturity equal to $10.00 per Note, the amount of your initial investment in the Notes. If the Index Return is greater than 0.00%, you will receive an amount at maturity that is greater than your initial investment in the Notes.

Ending Value	Index Return	Index Return Amount(1)	Maturity Payment(2)	Total Return on the Notes	Annualized Return on the Notes(3)
742.93	–60.00%	$0.00	$10.00	0.00%	0.00%
928.66	–50.00%	$0.00	$10.00	0.00%	0.00%
1,114.39	–40.00%	$0.00	$10.00	0.00%	0.00%
1,300.12	–30.00%	$0.00	$10.00	0.00%	0.00%
1,485.86	–20.00%	$0.00	$10.00	0.00%	0.00%
1,671.59	–10.00%	$0.00	$10.00	0.00%	0.00%
1,857.32	0.00%	$0.00	$10.00	0.00%	0.00%
2,043.05	10.00%	$0.82	$10.82	8.25%	2.29%
2,228.78	20.00%	$1.65	$11.65	16.50%	4.46%
2,414.52	30.00%	$2.48	$12.48	24.75%	6.52%
2,600.25	40.00%	$3.30	$13.30	33.00%	8.49%
2,785.98	50.00%	$4.13	$14.13	41.25%	10.37%
2,971.71	60.00%	$4.95	$14.95	49.50%	12.18%
3,157.44	70.00%	$5.77	$15.77	57.75%	13.91%
3,343.18	80.00%	$6.60	$16.60	66.00%	15.58%

(1)	Index Return Amount = $10.00 X Index Return X Participation Rate, provided that the Index Return Amount will not be less than zero
(2)	Maturity Payment = $10.00 + Index Return Amount
(3)	Compounded Annually

The examples are for purposes of illustration only. The actual Index Return Amount will depend on the actual Starting Value, Ending Value and Participation Rate. Historical closing values for the MSCI EAFE Index are included in this pricing supplement under “Description of the MSCI EAFE Index® — Historical Data on the MSCI EAFE Index.”

Discontinuance of the MSCI EAFE Index

If MSCI discontinues publication of the MSCI EAFE Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the MSCI EAFE Index, then the value of the MSCI EAFE Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If MSCI discontinues publication of the MSCI EAFE Index and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the MSCI EAFE Index, the value to be substituted for the MSCI EAFE Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the MSCI EAFE Index prior to any such discontinuance.

If MSCI discontinues publication of the MSCI EAFE Index prior to the determination of the Index Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Index Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in determining the value of the MSCI EAFE Index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI EAFE Index may adversely affect trading in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the MSCI EAFE Index as described above, the successor index or value will be substituted for the MSCI EAFE Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI EAFE Index may adversely affect the value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the MSCI EAFE Index or any successor index is changed in any material respect, or if the MSCI EAFE Index or any successor index is in any other way modified so that the value of the MSCI EAFE Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the MSCI EAFE Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the MSCI EAFE Index or the successor index. Accordingly, if the method of calculating the MSCI EAFE Index or any successor index is modified so that the value of the MSCI EAFE Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the beneficial owner of a Note will not be permitted to make a claim for unmatured interest and therefore, the claim of the beneficial owner of a Note against the entity that becomes subject to a bankruptcy proceeding will be capped at the payment at maturity, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. JPMorgan Chase Bank, N.A., as trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE MSCI EAFE INDEX®

General

The MSCI EAFE Index is a benchmark that measures international equity performance. The MSCI EAFE Index was launched on December 31, 1969 at an initial value of 100. It currently comprises 21 MSCI country indices, representing the developed markets outside of North America: Europe, Australasia and the Far East. MSCI aims to include in its international indices 85% of the free float-adjusted market capitalization in each industry group, within each country. The identity and country weight of the five largest countries represented in the MSCI EAFE Index as of December 30, 2005 were as follows: Japan (25.6%), United Kingdom (24.0%), France (9.3%), Switzerland (6.9%) and Germany (6.8%). Current information regarding the market value of the MSCI EAFE Index is published daily by MSCI and through multiple vendors and in real time every 60 seconds through Reuters and Bloomberg.

The performance of the MSCI EAFE Index is a free float weighted average of the U.S. dollar values of all of the equity securities constituting the MSCI indexes for the 21 selected countries. Each MSCI EAFE component country index is a sampling of equity securities across industry groups in such country’s equity markets. Prices used to calculate the MSCI EAFE component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 5 p.m. Central Europe Time. In order to maintain the representativeness of the MSCI EAFE Index, structural changes to the MSCI EAFE Index as a whole may be made by adding or deleting MSCI EAFE component country indices and the related MSCI EAFE component securities. Currently, such changes in the MSCI EAFE Index may only be made on four dates throughout the year: after the last scheduled MSCI EAFE Index close of each February, May, August and November.

THE MSCI EAFE INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE INDEX RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the MSCI EAFE Index

Underlying Stock Eligibility Criteria and Annual Ranking Review

The selection of the MSCI EAFE Component Securities for each MSCI EAFE Component Country Index is based on the following guidelines:

(i) Define the universe of listed securities within each country;

(ii) Adjust the total market capitalization for each security for its respective free float available to foreign investors;

(iii) Classify securities into industry groups under the Global Industry Classification Standard (GICS); and

(iv) Select securities for inclusion according to MSCI’s index construction rules and guidelines.

To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in MSCI’s indices.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security

MSCI may add additional MSCI EAFE component country indices to the MSCI EAFE Index or subtract one or more of its current MSCI EAFE component country indices prior to the expiration of the Notes. Any such adjustments are made to the MSCI EAFE Index so that the value of the MSCI EAFE Index at the effective date of such change is the same as it was immediately prior to such change.

Each MSCI EAFE component country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each MSCI EAFE component country index, emphasis is also placed on its continuity and on minimizing turnover in the MSCI EAFE Index.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full MSCI EAFE component country index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed annual timetable.

Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI EAFE Index at the time of their actual occurrence and that should not wait until the annual full MSCI EAFE component country index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI EAFE component securities from a MSCI EAFE component country index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to MSCI EAFE component securities may result from: the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; the replacement of securities resulting from the review of price source for MSCI EAFE component securities with both domestic and foreign board quotations; and the addition or deletion of securities as a result of other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for MSCI EAFE component securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation. Any country may be impacted at the quarterly index review.

The annual full MSCI EAFE component country Index review includes a reappraisal of the free float-adjusted industry group representation within a country relative to the 85% target, a detailed review of the shareholder information used to estimate free float for MSCI EAFE component securities and non-MSCI EAFE component securities, updating the minimum size guidelines for new and existing MSCI EAFE component securities, as well as changes typically considered for quarterly index reviews. During a full MSCI EAFE component country Index review, securities may be added or deleted from a MSCI EAFE component country Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for MSCI EAFE component securities changes during quarterly index reviews as discussed above. The results of the annual full MSCI EAFE component country Index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs. Index maintenance of the MSCI EAFE component country Indices is reflected in the MSCI EAFE Index.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

Historical Data on the MSCI EAFE Index

The following table sets forth the value of the MSCI EAFE Index at the end of each month in the period from January 2001 through March 2006. These historical data on the MSCI EAFE Index are not necessarily indicative of the future performance of the MSCI EAFE Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the MSCI EAFE Index during any period set forth below is not an indication that the MSCI EAFE Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2001	2002	2003	2004	2005	2006
January	1491.30	1093.11	912.39	1306.43	1486.97	1782.57
February	1378.20	1099.39	889.82	1334.96	1548.60	1776.42
March	1282.99	1155.6	868.55	1337.07	1503.85	1827.65
April	1369.47	1160.74	950.03	1302.92	1462.87
May	1317.21	1171.51	1003.78	1302.04	1457.36
June	1261.49	1123.01	1025.74	1327.97	1473.72
July	1238.01	1011.34	1049.47	1283.96	1518.15
August	1204.49	1006.55	1072.14	1286.26	1552.51
September	1080.95	897.05	1103.39	1318.03	1618.84
October	1108.34	944.62	1171.47	1362.19	1570.83
November	1148.35	986.38	1195.82	1452.59	1606.14
December	1154.96	952.65	1288.77	1515.48	1680.13

The closing value of the MSCI EAFE Index on April 17, 2006 was 1850.89.

Historical Closing Values

The following graph illustrates the historical performance of the MSCI EAFE Index based on the value thereof from January 1980 through January 2006. Past movements of the index are not necessarily indicative of future index values.

License Agreement

MSCI and Citigroup Global Markets Inc., Citigroup Funding’s affiliate, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc., in exchange for a fee, of the right to use the MSCI EAFE Index in connection with certain securities, including the Notes. We are required to include the following legend below.

THIS FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MORGAN STANLEY CAPITAL INTERNATIONAL INC. (“MSCI”), ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATE AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES (LICENSEE). NEITHER MSCI, ANY OF ITS AFFILIATE NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FINANCIAL

PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THIS FINANCIAL PRODUCT IS REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING OF ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUES OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING. IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations that may be relevant to a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to United States Treasury regulations governing contingent debt instruments (the “Contingent Debt Regulations”). Moreover, each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest.    A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of     % (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. Solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of $             at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield on a Note, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each Note Will be Issued at Par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although the U.S. Holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that pays taxes on a calendar year basis buys a Note at original issue for $10 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: $             in 2006; $             in 2007; $             in 2008; and $             in 2009.

Disposition of the Notes.    When a U.S. Holder sells, exchanges or otherwise disposes of a Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder’s gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder while holding the Note.

If the amount received on the Note at maturity exceeds the Projected Payment Amount, the U.S. Holder will be required to include such excess in income as ordinary income. Alternatively, if the amount received at maturity is less than the Projected Payment Amount, the difference between the Projected Payment Amount and the amount received at maturity may be recognized and deducted by the U.S. Holder as an ordinary loss to the extent of the U.S. Holder’s previous Tax OID inclusions with respect to the Note.

On a disposition of a Note other than repayment of a Note at maturity, any gain realized by a U.S. Holder will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if such U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Persons

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.    Any payment on maturity of the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements;

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and

(iv) the stocks underlying the MSCI EAFE Index are actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated         , 2006, among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as agent, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., $         principal amount of Notes (         Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession not to exceed $         per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $         per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $         per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

We will apply to list the Notes on the American Stock Exchange under the symbol “PPI.”

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the MSCI EAFE Index or Derivative Instruments Related to the MSCI EAFE Index by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets, Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes. The disclosure in this section replaces the disclosure contained in the section “ERISA Matters” in the accompanying prospectus supplement.

LEGAL MATTERS

The validity of the Notes and certain matters relating thereto were passed upon for Citigroup Funding and Citigroup by Michael S. Zuckert, Esq. Mr. Zuckert, General Counsel, Finance and Capital Markets of Citigroup and legal counsel to Citigroup Funding, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters were passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Citigroup and certain of its subsidiaries, including Citigroup Funding, and may do so in the future.

You should rely only on the information incorporated by reference or provided in this pricing supplement and accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement is accurate as of any date other than the date on the front of the document.

___________

Citigroup Funding Inc.

Medium-Term Notes, Series D

Principal-Protected Equity Linked Notes

Based Upon

the MSCI EAFE Index®

Due            , 2009

($10 Principal Amount per Note)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by

Citigroup Inc.

Pricing Supplement

            , 2006

(Including Prospectus Supplement

dated April 13, 2006 and Prospectus dated March 10, 2006)